Exhibit 99.1

Innoviz Reports Second Quarter 2024 Results

Reached an important agreement with a major platform partner to supply a bundle of InnovizTwo short- and long-range LiDARs to their Level 4 autonomous platform, which was already selected by several OEM programs

Q2 2024 revenues of $6.7 million exceed previous guidance range of $4-$5 million, up from $1.5 million in Q2 2023

TEL AVIV, Israel – August 7, 2024 – Innoviz Technologies Ltd. (Nasdaq: INVZ) (the “Company” or “Innoviz”), a leading Tier-1 direct supplier of high-performance, automotive grade LiDAR sensors and perception software, today provided commercial and strategic updates on its business, reported its financial results for the quarter ended June 30, 2024, provided guidance for the third quarter of 2024, and reiterated its full year commercial and financial targets.

“The second quarter was a continuation of our strong start to the year as we again delivered revenues above the high end of our guidance range while maintaining cost discipline and efficiency in our operations,” said Omer Keilaf, CEO and Co-Founder of Innoviz. “We are excited to share that today we reached a pivotal agreement with a major platform provider to supply InnovizTwo short- and long-range LiDARs to their Level 4 autonomous platform, which was already selected by several OEM programs. Additionally, we recently announced an agreement to supply InnovizTwo LiDARs to The Indoor Lab’s airport portfolio. We are now offering both short- and long-range solutions as a bundle, which substantially increases the number of LiDARs we can offer per vehicle and allows us to better meet customers’ complex needs. We believe that along with our upgraded AI Perception Software this differentiates Innoviz and positions us well to realize our vision of becoming the leading Tier-1 LiDAR supplier.”

Keilaf added, “We continued to expand and mature our pipeline of RFIs and RFQs, having spent significant time with our customers around the world. We remain encouraged by the customer activity we are seeing, looking towards the second half of the year we are confident in our ability to continue adding additional programs with both new and existing customers.”

Commercial and Strategic Updates

•
Reached an important agreement with a major platform partner – Innoviz announces it reached an important agreement today with a major platform partner to supply a bundle of InnovizTwo short- and long-range LiDARs to their Level 4 autonomous platform, which was already selected by several OEM programs. The Company expects the high quantity of LiDARs per vehicle across multiple programs to lead to significant volume generation more quickly.

•
Added short-range LiDAR offering, unlocking additional pipeline opportunities – Leveraging the maturity of the InnovizTwo platform, the Company now offers both short- and long-range LiDAR to customers. The addition of the short-range LiDAR has unlocked several opportunities, which Innoviz is working to advance. The Company is now maturing its short-range LiDAR to be ready for production.

•
Continued to mature InnovizTwo B Sample with new compact configuration – The Company introduced a more compact configuration of the InnovizTwo B Sample that meets all automotive requirements. Production process updates supporting the new configuration are expected to be completed in the third quarter of 2024.

•
Advanced AI Perception Software was upgraded for compatibility with InnovizTwo LiDAR – With InnovizOne in production with the Advanced AI Perception Software, Innoviz upgraded the AI software to be compatible with InnovizTwo LiDARs. The Company demonstrated the hardware and software combination to U.S. customers during the second quarter and two top 10 OEMs have indicated interest in Innoviz’s Advanced AI Perception Software bundled with Innoviz LiDARs.

•
Announced new program with The Indoor Lab LLC to supply InnovizTwo to customer’s airport portfolio – The Company announced an agreement to supply InnovizTwo LiDARs for use in the Denver, Nashville and Tampa international airports, with more airports expected to be added to the program.

•
Increased number of programs and matured robust pipeline of RFIs and RFQs – Driven by the increase in short-range customer activity, Innoviz ended the quarter with more than 15 programs in its pipeline, all of which require long-range LiDAR and five of which also require short-range LiDAR.

•
Engaged in various stages of conversations with several potential customers to replace their current LiDAR providers – As part of the pipeline, Innoviz has been approached by several potential customers seeking to replace their current LiDAR solutions, including one customer that began working with the Company on an RFQ for their second-generation Level 3 platform in the second quarter of 2024, a Level 4 platform company in the trucking space and an additional platform player.

Second Quarter 2024 Financial Results

Revenues in Q2 2024 were $6.7 million, compared to revenues of $1.5 million in Q2 2023.

Operating Expenses in Q2 2024 were $23.3 million, a decrease of 23% from $30.4 million in Q2 2023. Operating expenses for Q2 2024 included $3.8 million of share-based compensation compared to $5.0 million in Q2 2023.

Liquidity as of June 30, 2024 was approximately $106.4 million, consisting of cash and cash equivalents, bank deposits, marketable securities and short-term restricted cash.

Third Quarter 2024 Financial Targets

The Company expects third quarter 2024 revenues in the range of $3.5 million to $5 million, compared to $3.5 million for Q3 2023.

FY 2024 Operational Targets

The Company reiterated its operational targets for FY 2024:

•	Secure 2-3 additional customer programs

•	Secure $20-70 million of new NRE bookings

Conference Call

Innoviz management will hold a web conference today, August 7, 2024, at 9:00 a.m. Eastern time (6:00 a.m. Pacific time) to discuss commercial and strategic updates, financial results for the second quarter of 2024 and 2024 financial and operational targets. Innoviz CEO Omer Keilaf and CFO Eldar Cegla will host the call, followed by a question-and-answer session.

Investors are invited to attend by registering in advance here. All relevant information will be sent upon registration.

A replay of the webinar will also be available shortly after the call in the Investors section of Innoviz’s website for 90 days.

About Innoviz

Innoviz is a global leader in LiDAR technology, serving as a Tier 1 supplier to the world’s leading automotive manufacturers and working towards a future with safe autonomous vehicles on the world’s roads. Innoviz’s LiDAR and perception software “see” better than a human driver and reduce the possibility of error, meeting the automotive industry’s strictest expectations for performance and safety. Operating across the U.S., Europe, and Asia, Innoviz has been selected by internationally recognized premium car brands for use in consumer vehicles as well as by other commercial and industrial leaders for a wide range of use cases. For more information, visit innoviz.tech.com.

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Media Contact
Media@innoviz-tech.com
Investor Contact
Investors@innoviz-tech.com

Forward Looking Statements

This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the services offered by Innoviz, the anticipated technological capability of Innoviz’s products, the markets in which Innoviz operates, and Innoviz’s projected future operational and financial results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

“NRE (Non-recuring Engineering) bookings” is booked services that may be ordered from Innoviz usually as part of a program design win and includes, among other things, application engineering, product adaptation services, testing and validation services, standards and qualification work and change requests (usually during the lifetime of a program). The commitment for a certain NRE is usually provided around the design win and may be paid based on milestones over the development phase of the project which may take a few years.

Many factors could cause actual future events, and, in the case of our forward-looking revenues and NRE bookings, actual orders or actual payments, to differ materially from the forward-looking statements in this announcement including but not limited to, the ability to implement business plans, forecasts, and other expectations, the ability to convert design wins into definitive orders and the magnitude of such orders,  the possibility that NRE would be set off against liabilities and indemnities, the ability to identify and realize additional opportunities, potential changes and developments in the highly competitive LiDAR technology and related industries, and our expectations regarding the impact of the evolving conflict in Israel to our ongoing operations. The foregoing list is not exhaustive. You should carefully consider such risk and the other risks and uncertainties described in Innoviz’s annual report on Form 20-F for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (“SEC”) on March 12, 2024 and in other documents filed by Innoviz from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innoviz assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Innoviz gives no assurance that it will achieve its expectations.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)
(Unaudited)

	Six Months Ended June 30,		Three Months Ended June 30,
	2024	2023	2024	2023

Revenues	$13,721	$2,476	$6,664	$1,466
Cost of revenues	(15,255)	(9,572)	(6,901)	(4,631)

Gross loss	(1,534)	(7,096)	(237)	(3,165)

Operating expenses:
Research and development	40,606	49,888	16,761	23,786
Sales and marketing	4,116	4,620	1,716	2,172
General and administrative	10,233	9,169	4,789	4,434

Total operating expenses	54,955	63,677	23,266	30,392

Operating loss	(56,489)	(70,773)	(23,503)	(33,557)

Financial income, net	5,261	5,267	2,360	2,491

Loss before taxes on income	(51,228)	(65,506)	(21,143)	(31,066)
Taxes on income	(77)	(468)	(24)	(108)

Net loss	$(51,305)	$(65,974)	$(21,167)	$(31,174)

Basic and diluted net loss per ordinary share	$(0.31)	$(0.48)	$(0.13)	$(0.23)

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	166,095,197	136,640,997	166,530,895	136,928,039

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2024	2023
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$24,012	$26,283
Short term restricted cash	67	53
Bank deposits	65,785	105,750
Marketable securities	15,281	13,335
Trade receivables, net	5,418	7,395
Inventory	1,753	1,868
Prepaid expenses and other current assets	2,122	5,774
Total current assets	114,438	160,458

LONG-TERM ASSETS:
Marketable securities	1,227	4,813
Restricted deposits	2,539	2,623
Property and equipment, net	24,182	25,770
Operating lease right-of-use assets, net	24,358	25,486
Other long-term assets	82	84
Total long-term assets	52,388	58,776

Total assets	$166,826	$219,234

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$6,364	$8,036
Deferred revenues	462	6,949
Employees and payroll accruals	9,716	9,468
Accrued expenses and other current liabilities	7,400	8,743
Operating lease liabilities	4,048	4,034
Total current liabilities	27,990	37,230

LONG-TERM LIABILITIES:
Operating lease liabilities	26,006	28,475
Warrants liability	91	240
Total long-term liabilities	26,097	28,715

SHAREHOLDERS’ EQUITY:
Ordinary Shares of no-par value	-	-
Additional paid-in capital	799,332	788,577
Accumulated deficit	(686,593)	(635,288)
Total shareholders’ equity	112,739	153,289

Total liabilities and shareholders’ equity	$166,826	$219,234

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands
(Unaudited)

	Six Months Ended June 30,		Three Months Ended June 30,
	2024	2023	2024	2023
Cash flows from operating activities:
Net loss	$(51,305)	$(65,974)	$(21,167)	$(31,174)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4,036	2,954	1,541	1,547
Remeasurement of warrants liability	(149)	(245)	(63)	(245)
Change in accrued interest on bank deposits	(465)	455	322	(740)
Change in marketable securities	(259)	(237)	(101)	57
Share-based compensation	11,145	10,443	4,635	5,143
Foreign exchange loss, net	124	65	170	154
Change in prepaid expenses and other assets	3,153	1,014	983	590
Change in trade receivables, net	1,977	(620)	(5,081)	(328)
Change in inventory	115	(348)	259	(451)
Changes in operating lease assets and liabilities, net	(1,327)	202	(747)	169
Change in trade payables	(2,247)	(134)	(180)	1,212
Change in accrued expenses and other liabilities	(1,187)	110	(352)	(652)
Change in employees and payroll accruals	248	686	(858)	(93)
Change in deferred revenues	(6,487)	197	(120)	(22)
Net cash used in operating activities	(42,628)	(51,432)	(20,759)	(24,833)
Cash flows from investing activities:
Purchase of property and equipment	(2,029)	(5,136)	(880)	(2,779)
Investment in bank deposits	(15,500)	(62,000)	(1,500)	(62,000)
Withdrawal of bank deposits	56,000	79,500	31,000	-
Investment in restricted deposits	(67)	(40)	-	-
Investment in marketable securities	(14,795)	(23,004)	(13,857)	(15,904)
Proceeds from sales and maturities of marketable securities	16,694	40,285	15,799	26,455
Net cash provided by (used in) investing activities	40,303	29,605	30,562	(54,228)
Cash flows from financing activities:
Proceeds from exercise of options	111	227	69	107
Net cash provided by financing activities	111	227	69	107
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(43)	29	(117)	(97)
Increase (decrease) in cash, cash equivalents and restricted cash	(2,257)	(21,571)	9,755	(79,051)
Cash, cash equivalents and restricted cash at the beginning of the period	26,336	55,954	14,324	113,434
Cash, cash equivalents and restricted cash at the end of the period	$24,079	$34,383	$24,079	$34,383